COPsync, Inc.
2010 FM 2673
Canyon Lake, Texas  78133

June 12, 2009

Via EDGAR

United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Attn: Mr. Mark P. Shuman, Branch Chief

Re:                  COPSync, Inc.
 Preliminary Proxy Statement on Schedule 14A
 Filed May 18, 2009
 File No. 000-51720

Ladies and Gentlemen:

COPsync, Inc., a Delaware corporation (the “Company”), hereby submits the responses set forth below to the Comment Letter from the United States Securities and Exchange Commission (the “Commission”) to the Company dated May 27, 2009 (the “Comment Letter”) pertaining to our Preliminary Proxy Statement on Schedule 14A referenced above.

On this date we have filed, in accordance with our conversation with the Commission, an Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A, marked to show changes from the Company’s original Preliminary Proxy Statement.

The responses set forth below correspond to the comments in the Commission’s Comment Letter.  For your convenience, the original comment is repeated below and is followed by our response.

We note that Section 13.A.iii of the Acquisition Agreement by and among Global Advance Corp. and Postink Technology, LP. And RISV, LLC, dated February 5, 2008, required as a condition to closing that your shareholders approve the Agreement and that you deliver to Postink Technology a consent of such shareholders.  Please tell us how your shareholders’ consent was obtained and provide your analysis as to whether such activities constituted a solicitation, as defined in Rule 14a-1(l).  Also, please explain why a preliminary proxy statement or preliminary information statement was not filed in connection with shareholder approval of the Agreement.  See Exchange Act Rules 14a-3(a) and 14c-2(a).

Please note that management of the Company changed as a result of the share exchange consummated pursuant to the Acquisition Agreement referenced above.  It appears from the corporate records available to current management of the Company that holders of a majority of the shares issued and outstanding, and which would be entitled to vote at a meeting of stockholders, executed a “Majority Shareholder Action” approving the Acquisition Agreement, approving an amendment to the Company’s certificate of incorporation to change its name to “COPsync, Inc., and approving a 15 for 1 forward split of the outstanding shares of the Company’s common stock.  Although the Majority Shareholder Action states that it is a record of a meeting of shareholders holding the majority of the shares held on March 30, 2008, it appears that any such meeting, if actually held, was not properly held due to lack of notice of the meeting to all of the Company’s stockholders.

However, the two stockholders holding the majority of issued and outstanding shares executed the Majority Shareholder Action.  Under Section 228(a) of the Delaware General Corporation Law, “…any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in this State, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded.”  It appears from drafts of the Majority Shareholder Action available to current management, that the intent of the Company was to have the action taken by consent, and not through a meeting.  Whether intended or not, we believe that the Majority Shareholder Action constitutes an action by consent of the holders of a majority of the outstanding shares pursuant to Section 228(a), and is therefore effective under Delaware law.

We believe that the activities outlined above did not constitute a solicitation, as defined in Rule 14a-1(l).  The two holders of the majority of outstanding shares executing the Majority Shareholder Action, Beaux Beaux Partnership and Rocky Global Enterprises, Ltd., acquired control over the Company, and designated the sole member of the Company’s board of directors, pursuant to a stock purchase agreement executed on November 21, 2007, as reported by the Company in its Current Report on Form 8-K filed with the Commission on November 27, 2007, and its Information Statement on Form 14F-1 filed with the Commission on December 3, 2007.  Since both stockholders executing the Majority Shareholder Action were affiliates of the Company at the time, and designated the sole member of the Company’s board of directors, we believe that the Company did not engage in a solicitation in connection with obtaining the signatures of those two affiliates.

Current management of the Company acknowledges that the Company should have filed a preliminary information statement with the Commission pursuant to Rule 14c-(a) in connection with the obtaining the stockholder approval described above, as well as in connection with obtaining stockholder approval of the amendment to its certificate of incorporation described in response to your second comment below.  From what current management can determine, the Company did not have knowledgeable outside securities counsel in connection with the Acquisition Agreement, the approvals and the related filings with the Commission, and such counsel did not inform the Company of its obligation to file the information statements.  The Company has retained Phillips & Reiter, PLLC as its new securities counsel, and intends to fully comply with the Exchange Act Rules relating to obtaining stockholder approval going forward, as evidenced by the filing of the preliminary proxy statement that is the subject of the Comment Letter.

We are unable to locate your current certificate of incorporation authorizing one million shares of Series A Preferred Stock.  Please advise.  Please note that item 601(b)(3)(i) of Regulation S-K requires that you file your certificate of incorporation and any amendments thereto.  Accordingly, confirm that you have filed all amendments to your certificate.  Also, please consider including a copy of your current certificate as an exhibit to your proxy statement so that your investors may compare the text of your proposed amended and restated certificate against that of your current certificate.

On April 17, 2008, the Company filed a certificate of amendment of its certificate of incorporation, which authorized 500,000,000 shares of common stock, an increase from 50,000,000 shares previously, and 1,000,000 shares of “series A preferred.”  That amendment to the Company’s certificate of incorporation, along with the amendment to the certificate of incorporation changing the Company’s name and approving a 15 for 1 forward split described above, has been filed with the Commission on June 4, 2009 with the Company’s Amendment No. 2 to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008.  Please note that if the amended and restated certificate of incorporation is approved by the Company’s stockholders at the Company’s 2009 Annual Meeting of Stockholders, the Company intends to file the amended and restated certificate of incorporation with the Commission in due course after such approval.

We believe that the current certificate of incorporation and amendments to that certificate are in a form that will not be very useful to our stockholders.  Instead, we have included as an attachment to the amended preliminary proxy statement an unfiled “restated certificate of incorporation,” which reproduces the text of the certificate of incorporation, as amended to date.  Please note that this document has not been filed with the Secretary of State of Delaware.

At the suggestion of the Commission, we have considered whether we should file Information Statements on Schedule 14A for the two shareholder actions taken in March and April of 2008 in anticipation of the consummation of the transactions contemplated by the Acquisition Agreement.  We believe that filing such information statements will not materially add to the information that is currently publicly available to investors regarding those actions, and may cause confusion with respect to the proxy statement that is the subject of the Comment Letter, and therefore should not be filed.  The Company filed a Current Report on Form 8-K on March 25, 2008, an Information Statement on Form 14F-1 on April 25, 2008, and a second Current Report on Form 8-K on May 1, 2008, describing the Acquisition Agreement and related transactions.  Although the filings made by the Company did not comply with the Exchange Act Rules relating to actions by shareholders, those filings did provide most of the information that would be included in the information statements.  As a result, we do not believe that filing the information statements will increase the information available to the Company’s investors in any material respect, especially in light of the fact that over a year has passed since the actions were taken.  In addition, since the Company is currently planning its 2009 Annual Meeting of Stockholders, the filing of the information statements may cause confusion regarding how those filings relate to that meeting.

As discussed with the Commission, the Company has agreed to include a risk factor in its next Quarterly Report on Form 10-Q and its next Annual Report on Form 10-K, disclosing that in the past the Company had not fully complied with the Exchange Act Rules relating to shareholder actions and had not filed required exhibits in a timely manner, and that investors should take that noncompliance into consideration before investing in the Company’s securities.

The Company hereby acknowledges each of the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions please contact me at (830) 964-3838 or our outside counsel, J. William Wilson, Esq., at Phillips & Reiter, PLLC at (512) 646-1104.

Very truly yours,

/s/ RUSSELL D. CHANEY
Russell D. Chaney
Chairman and Chief Executive Officer

cc:           Matthew Crispino, Division of Corporation Finance
J. William Wilson, Esq., Phillips & Reiter, PLLC